U.S. SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549
                                     FORM 10B-25
                             Notification of Late Filing

                            Commission File Number 0-11104

            [  ] Form 10-K and Form 10-KSB  [  ] Form 20-F  [  ] Form 11-K
                   [ X ] Form 10-Q and Form 10-QSB  [  ] Form N-SAR

                          For Period Ended:  March 30, 1996


                                        PART I

                                 NOBLE ROMAN'S, INC.
                           (Name of issuer in its charter)

                        Indiana                         35-1281154
             (State or other jurisdiction              (IRS Employer
          of incorporation or organization)          Identification No.)

                            One Virginia Avenue, Suite 800
                             Indianapolis, Indiana 46204
                       (Address of principal executive offices)

         Issuer's telephone number:  (317) 634-3377
         Securities registered under Section 12(b) of the Act: None Securities registered under Section 12(g) of the Act: Common Stock


                                       PART II

         Form 10-Q cannot be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 as follows:

         [ X ]   (a)    For reasons described in Part III, Form 10-Q for the
         fiscal quarter ended March 10, 1996 cannot be timely filed without unreasonable effort or expense, therefore, we are requesting a five
         (5) day extension of time to file such form.

         [ X ]   (b)    Form 10-Q will be filed on or before the 5th day
         following its current due date of May 15, 1996.

         [    ]  (c)    The accounting statement or other exhibit required by
         Rule 12b-25(c) has been attached if applicable.


                                       PART III

         The Company has been involved in significant negotiations of an agreement and plan of merger whereby a corporation significantly larger than the existing company will be merged with and into a wholly-owned subsidiary of the Company. Because of the significant time involved in negotiating this agreement and plan of merger and preparing for related financial transactions, the Company did not have time for the completion of Form 10-Q for the fiscal quarter ended March 30, 1996. Form 10-Q will be finished promptly and will be filed on or before the 5th day after its due date.


                                       PART IV

              (1) Name and telephone number of person to contact in regard to this modification: Paul W. Mobley, President,
                                       --------------------------
         (317) 634-3377.
         --------------

              (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                   [ X ] Yes                [   ] No

              (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal quarter will be reflected by the earnings statements to be included in the subject report or portion thereof?

                   [   ] Yes                [ X ] No

         Noble Roman's, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

         Date:       May   , 1996           By:
                                               -----------------------------
                                                 Paul W. Mobley, President